Exhibit 21.1

SUBSIDIARIES OF HERC HOLDINGS INC. As of December 31, 2018	JURISDICTION OF INCORPORATION
Cinelease Holdings, Inc.	Delaware
Cinelease, Inc.	Nevada
Cinelease, LLC	Louisiana
Cinelease UK Limited	United Kingdom
Herc Build, LLC	Delaware
Herc Intermediate Holdings, LLC	Delaware
Herc Receivables U.S. LLC	Delaware
Herc Rentals Inc.	Delaware
Herc Rentals Management FZ-LLC	United Arab Emirates – Fujairah Creative City Free Zone
Hertz and Dayim Equipment Rental LLC*	Qatar
Hertz Dayim Equipment Rental Limited*	Saudi Arabia
Hertz Entertainment Services Corporation	Delaware
Hertz Equipment Rental Company Holdings Netherlands B.V.	Netherlands
Hertz Equipment Rental Company Limited	China
Hertz Equipment Rental Holdings (HK) Limited	Hong Kong
Hertz Investors, Inc.	Delaware
Matthews Equipment Limited	Ontario, Canada
Western Shut-Down (1995) Limited	Ontario, Canada
 * Joint venture